Mail Stop 4561

June 2, 2009

Gregory L. Gibson
Chief Executive Officer
1st Financial Services Corporation
101 Jack Street
Hendersonville, North Carolina 28792

      Re: **1st Financial Services Corporation**
                Registration Statement on Form S-4
                Filed May 4, 2009
                File No. 333-158963
                Form 10-K for Fiscal Year Ended December 31, 2008
                Form 10-Q for Fiscal Quarter Ended March 31, 2009
                File No. 000-53264
                AB&T Financial Corporation
                Form 10-K for Fiscal Year ended December 31, 2008
                Form 10-Q for Fiscal Quarter Ended March 31, 2009
                File No. 000-53249

Dear Mr. Gibson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
General

1.   We note that the preferred stockholders have the right to vote on the merger but it appears that the S-4 does not cover the conversion of the AB&T preferred stock to

1st Financial preferred stock. Please revise the last paragraph on page 5 to provide an explanation as to why the S-4 does not cover the conversion and resale of the AB&T preferred stock.

2.   We note that it appears from the Agreement and Plan of Merger that 1st Financial will file an amendment to the registration statement on Form S-8 to reserve for issuance sufficient shares of 1st Financial Stock for delivery upon exercise of the AB&T Stock Options assumed by it. Please see Compliance and Disclosure Interpretation 126.14 and provide us with an analysis or revise to register all the outstanding options of AB&T.

3.   Please provide the information required by Item 201(d) of Regulation S-K for both 1st Financial and AB&T.

4.   Please consider the updating requirements set forth in Article 3-12 of Regulation S-X and provide an updated consent when filing your next amendment.

Prospectus Summary

5.   Please revise the preamble to state that it provides an overview of the most material aspects of the offering and remove the second sentence.

6.   Please revise to discuss the conversion of outstanding warrants to purchase shares of AB&T common stock in this transaction. Please also revise accordingly any applicable sections which are cross-referenced.

7.   We note that on page 8 under the heading "AB&T's officers and directors have special interests in the merger that are different from AB&T's shareholders" disclosure that stock options held by AB&T's directors, officers, and employees will be converted into options to purchase shares of 1st Financial common stock. Please disclose whether they will be accelerated or not and the conversion ratio. In addition, revise to disclose the in the money value, if any.

The Merger, page 39

8.   Please revise the preamble to state that it provides an overview of the most material aspects of the offering and remove the second sentence.

General, page 39

9.   Please disclose that 1st Financial will pay cash for fractional shares of AB&T common stock that result from the merger.

10.   Please disclose whether Mountain 1st will continue in existence as a wholly-owned subsidiary of 1st Financial, whether Mountain 1st and Alliance will operate

independently after the merger, and whether there are any plans to integrate their operations.

Opinion of FIG Partners, LLC, Financial Advisor to AB&T, page 44

11.   Please disclose the method of selection of FIG Partners, LLC as a financial advisor in connection with this merger. See Item 1015(b)(3) of Regulation M-A.

12.   Please state if AB&T or FIG Partners, LLC recommended the amount of consideration to be paid. See Item 1015(b)(5) of Regulation M-A.

13.   Please disclose whether FIG received any compensation during the past two years as a result of any material relationship that existed between FIG and AB&T. If so, please provide a narrative and quantitative description of the compensation received by FIG or its affiliates as a result of the relationship with AB&T or its affiliates. See Item 1015(b)(4) of Regulation M-A.

Opinion of The Carson Medlin Company, Financial Advisor to 1st Financial, page 52

14.   Please state if 1st Financial or The Carson Medlin Company recommended the amount of consideration to be paid. See Item 1015(b)(5) of Regulation M-A.

15.   Please disclose whether The Carson Medlin Company received any compensation during the past two years as a result of any material relationship that existed between 1st Financial and Carson Medlin. If so, please provide a narrative and quantitative description of the compensation received by Carson Medlin and its affiliates as a result of the relationship with 1st Financial and its affiliates. See Item 1015(b)(4) of Regulation M-A.

Required Regulatory Approval, page 58

16.   We note that you disclose that the merger is subject to approval by the Federal Reserve Bank of Richmond under the Bank Holding Company Act. Please disclose whether other regulatory approvals must be complied with or any other approval must be obtained in connection with the transaction, and if so, the status of such compliance or approval.

Market and Dividend Information
AB&T's Common Stock, page 68

17.   We note that you have provided the high and low trading prices for AB&T's common stock. Please revise to instead provide the high and low bid information. Please also indicate, if applicable, that such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. See Item 201(a)(1)(iii) of

Regulation S-K.

1st Financial Common Stock, page 68

18.   We note that you have provided the high and low closing prices of 1st Financial's common stock. Please revise to instead provide the high and low bid information. Please also indicate, if applicable, that such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. See Item 201(a)(1)(iii) of Regulation S-K.

Executive Officers, page 84

19.   For executive officers for whom you do not disclose the term of office of each executive officer and the periods in which each executive officer has served as such, please revise to disclose such information.

Transactions with Related Persons, page 94

20.   We note the disclosure on page 94 that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please revise, if accurate, to state that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Information about AB&T, page 121
Business

21.   Please provide a more extensive description of AB&T's principal products and services.

Beneficial Ownership of Capital Stock, page 122

22.   Please provide the addresses of the shareholders beneficially owning more than 5% of AB&T's common stock. In addition, provide the name of a natural person as a beneficial owner or as the person with dispositive powers. See Item 403 of Regulation S-K.

Differences in Capital Stock of 1st Financial and AB&T, page 161
General

23.   Please revise to state that this summary is of an overview of the material differences between the rights of holders of 1st Financial common stock and the rights of holders of AB&T common stock.

Unaudited Pro Forma Selected Combined Consolidated Financial Statements, page F-68

24. Please update your pro forma financial statements in accordance with Article 11-02(c) of Regulation S-X.

25. We note your pro forma adjustments related to AB&T's participation in the TARP. Given that AB&T's participation in the TARP was not directly attributable to the merger transaction, we believe it would be more appropriate and transparent to present the pro forma effects of the TARP transaction in a separate column from the purchase accounting adjustments. Please revise accordingly.

26. We note your pro forma adjustments to reflect your estimated merger costs of $950,000. Please tell us how you considered whether these costs were both factually supportable and expected to have a continuing impact in determining that it was appropriate to include these costs in your pro forma financial statements. Refer to the guidance in Article 11-02(b)(5)-(6) of Regulation S-X and revise as necessary.

27. We note your pro forma adjustments to reflect the bargain purchase of AB&T in accordance with SFAS 141R. Please tell us how you considered the guidance in Article 11-02(b)(5) of Regulation S-X in determining that it was appropriate to present this gain in your pro forma income statement. Additional information is available in the Division of Corporation Finance Financial Reporting Manual (Section 3310.2) which is available on the SEC website. Please advise and revise as necessary.

Exhibits
Exhibit 5.01

28. We note that the legality opinion is limited to matters in existence as of the date hereof. You must opine upon the legality of the securities as of the date of effectiveness. Please revise.

Exhibit 8.01

29. We note that you consent to be named in the Registration Statement and to the filing of a copy of the opinion as an exhibit. Please also consent to the prospectus discussion of the opinion.

Form 10-K for AB&T Financial Corporation for fiscal year ended December 31, 2008
Executive Officers

30. In future filings, please include the terms of office and the periods during which

each executive officer has served in such position. Please also, in future filings, describe the business experience during the past five years of each executive officer.

31. We note that neither Daniel Ayscue nor any of the directors have signed the Form 10-K. Please file a full amendment with the necessary signatures.

Form 10-Q for AB&T Financial Corporation for period ended March 31, 2009
Signatures

32. In future filings, please date the signature page.

Form 10-K for 1st Financial Services Corporation for fiscal year ended December 31, 2008
General

33. Please tell us why you have not included the compensation committee's certification that it has reviewed with senior risk officers the senior executive officers' incentive compensation arrangements and has made reasonable efforts to ensure that such arrangements do not encourage senior executive officers to take unnecessary and excessive risks that threaten the value of the financial institution. Please tell us why you have not included this certification. Refer to TARP Capital Purchase Program, Interim Final Rule, 73 FR 62205, October 20, 2008.

Management's Discussion and Analysis of Financial Position and Results of Operations
Asset Quality – Nonperforming Assets, page 50

34. We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods. For example, your nonperforming assets as of December 31, 2008 ($12.9 million) were eight times the amount of nonperforming assets at December 31, 2007 ($1.3 million). During this same time period you increased your allowance by only 19% – from $7.6 million at December 31, 2007 to $9.0 million at December 31, 2008. Please revise your disclosure in future filings to more clearly bridge the gap between the *significant* changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses.

Notes to Financial Statements
Note 1 – Summary of Significant Accounting Policies
(G) – Restricted Equity Securities, page 67

35. Please revise your future filings to clearly disclose your accounting policy related to your restricted equity securities, including when and how you assess these securities for impairment.

(T) – Stock Compensation, page 70

36.   We note your disclosure that you do not believe that OTC quoted prices reflect an accurate value of your stock and therefore engaged an investment banker to assist in the value of your stock as of June 2005. Please address the following with respect to this disclosure:

- For purposes of calculating the fair value of your stock options under SFAS 123R, clarify whether the inputs to your Black-Scholes option pricing model include OTC quoted prices or whether you continue to derive a value for your stock using an alternative valuation approach; and

- To the extent that this alternative valuation approach was only used to calculate the value of your stock in prior periods in which stock-based compensation was accounted for under APB 25, please consider whether this disclosure continues to be relevant in your current filings.

37.   As a related matter, please tell us why you believe the table on page 72 continues to be relevant given that you have accounted for stock based compensation in accordance with SFAS 123R for all periods presented in your filing. Alternatively, please consider removing this disclosure from future filings.

Note 16 – Fair Value of Financial Instruments, page 88

38.   In the interest of clarity, please revise future filings to separately disclose those assets and liabilities measured at fair value on a recurring basis from those measured at fair value on a nonrecurring basis. For example, you disclose that the table on page 90 includes assets and liabilities measured at fair value on a recurring basis; however, this table includes certain assets (mortgage loans held for sale and impaired loans) which are presumably measured at fair value on a nonrecurring basis.

Form 10-Q for 1st Financial Services Corporation for period ended March 31, 2009
Notes to Financial Statements
Note 7 – Subsequent Event, page 11

39.   We note your disclosure that Silverton Bank was closed by the OCC on May 1, 2009 and that you intend to write off your investment in Silverton Bank during the second quarter of 2009. Please address the following with respect to this bank closing:

- Describe the procedures you performed as of December 31, 2008 and March 31, 2009 in determining that your investment in Silverton Bank was not impaired as of those dates; and

- Explain how you determined that the closing of Silverton Bank was not a Type I subsequent event that would require recognition in your March 31, 2009 financial statements.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

CC: By fax: (252) 672-5477
E. Knox Proctor V, Esq.
Ward and Smith, P.A.